Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Employee Benefit Committee and Participants
Noble Energy, Inc. Thrift and Profit Sharing Plan:

We consent to the incorporation by reference in the registration statement (No. 2-66654) on Form S-8 of Noble Energy, Inc. of our report dated June 29, 2005 with respect to the statements of net assets available for benefits of the Noble Energy, Inc. Thrift and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, and the related supplemental schedule H, line 4i - schedule of net assets (held at end of year) as of December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of Noble Energy, Inc. Thrift and Profit Sharing Plan.

/s/ KPMG LLP

Houston, Texas
June 29, 2005